UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 February 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

All mine eworkers returned safely to surrface – no injuries
Harmony Gold Mining Company Limited has announced that all of the 486 employees at the company’s Kusasalethu mine have been safely brought to surface.
This follows the succcessful operaation undertaken by mine rescue teams who were deployed underground to contain the fire, believed to have started during maintenance work on a bulk air cooler on 75 level, and to bring employees to surface.
Says Graham Briggs, CEO: “We are extremely grateful that all of our colleagues have been brought to surface, without injury. This is to the credit of our systems, employees, the unions, and mine management who have worked tirelessly over the past 12 hours. I also want to extend our thanks to mine rescue services for their efforts.”
Investigations into the cause of the fire will be conducted jointly with the Department of
Mineral Resources and mine management.
Further information will be released as this becomes available.
ends
Issued by Harmony Gold Mining Company Limited
22 February 2015
For more details contact:
Charmane Russell
0823725816
Memory Johnstone
0827193081
Pam McLeod
0828726387
James Duncan
0793364010
Corporate Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE:
NYSE:
ISIN No.:
Registration number:
1950/0382232/06
Page
HAR
HMY
ZAE0000152228
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 23, 2015
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name: Frank Abbott
Title: Financial Director